August 12, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR U.S. Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Moolec Science SA Confidential Submission of the Draft Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of Moolec Science SA, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”) and, our client, LightJump Acquisition Corporation., a Delaware corporation (“LightJump”), we hereby confidentially submit pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Act”), a draft Registration Statement on Form F-4 (the “Registration Statement”) in electronic form, relating to the proposed registration of the Company’s ordinary shares and warrants, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”). The Registration Statement also includes a proxy statement and related materials for the approval, by stockholders of LightJump, of a business combination with Moolec Science Limited, a private limited company incorporated under the laws of England and Wales (“Moolec”), pursuant to which LightJump and Moolec will become direct subsidiaries of the Company. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Act. Further, the Company confirms that it intends to publicly file the Registration Statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to the requested effective date of the Registration Statement.

The Registration Statement includes Moolec’s audited financial statements as of June 30, 2021 and for the period from January 1, 2021 through June 30, 2021 and as of December 31, 2020 and for the period from inception on August 21, 2020 through December 31, 2020, as well as LightJump’s audited financial statements for the year ended December 31, 2021 and for the period from July 28, 2020 (inception) through December 31, 2020. The Company respectfully advises the Commission staff that the Company intends to include in a subsequent filing LightJump’s unaudited financial statements for the three and six months ended June 30, 2022 and Moolec’s audited financial statements as of June 30, 2022 and 2021 and for the year ended June 30, 2022, and the necessary pro forma financial information, in the interest of expediting the Commission’s initial review of the Registration Statement.

The Company intends to amend this Registration Statement to include all required financial information, including all required pro forma presentations, required by Regulation S-X prior to or at the date of the Company’s first public filing.

Should you have any questions or comments concerning this submission or require additional information, please do not hesitate to contact me via telephone at 310-552-5044 or via email at Leib.Orlanski@klgates.com.

Very truly yours,

/s/ Leib Orlanski
Leib Orlanski

cc:	Matthew Poulter and Pierre-Emmanuel Perais, Partners, Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

(212)-903-9014

matthew.poulter@linklaters.com / pierre-emmanuel.perais@linklaters.com